SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

    Certification and Notice of Termination of Registration under
        Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and
                 15(d) of the Securities Exchange Act of 1934

                        Commission file number 0-14049

              OCCUPATIONAL MEDICAL CORPORATION OF AMERICA, INC.
          (Exact name of registrant as specified in its charter)


                 9811 Bigge Avenue, Oakland, California 94603
                                (510) 639-2100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, No Par Value
         (Title of each class of securities covered by this Form)

                                     None
      (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the boxes to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)    [X]        Rule 12h-3(b)(1)(ii)     [ ]
   Rule 12g-4(a)(1)(ii)   [X]        Rule 12h-3(b)(2)(i)      [ ]
   Rule 12g-4(a)(2)(i)    [ ]        Rule 12h-3(b)(2)(ii)     [ ]
   Rule 12g-4(a)(2)(ii)   [ ]        Rule 15-6                [ ]
   Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification notice date: 128

Pursuant to the requirements of the Securities Exchange Act of 1934 Occupational Medical Corporation of America, Inc., has caused this certification to be signed on its behalf by the undersigned duly authorized person.

                    By: /s/ Don R. Livingston

                        Don R. Livingston
                        Chief Executive Officer and
                        President